INFORMATION CIRCULAR

as at April 27, 2016

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Silver Mines Inc. (the “Company” or “Fortuna”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Thursday, June 16, 2016 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Information Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) of National Instrument 54-101 for distribution of this Information Circular, form of proxy (“Proxy”) and other meeting materials (the “Meeting Materials”) to registered shareholders and Non-Registered Holders of the Company.

Under Notice-and-Access, rather than the Company mailing paper copies of the Meeting Materials to shareholders, the Meeting Materials can be accessed online on the Company’s SEDAR profile at www.sedar.com or on the Company’s website at http://www.fortunasilver.com/s/AGM.asp. The Company has adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use and the printing and mailing costs.

Shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, with details regarding the Meeting date, location and purchase, and information on how to access the Meeting Materials online or request a paper copy.

Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge at the applicable toll free number as set out in the Notice of the Meeting.  Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days.  Requests for paper copies of the Meeting Materials should be made by June 3, 2016 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-855-887-2244.

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Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.  We have arranged for intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of record by those intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are Directors and the Corporate Secretary of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the Proxy and striking out the two printed names or by completing another form of proxy.  The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)

in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

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Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder.  In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business.  As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may be come before the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any re convening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the Record Date of April 27, 2016, the Company had issued and outstanding 130,572,395 fully paid and non-assessable Common shares, each share carrying the right to one vote.  The Company has no other classes of voting securities.

Registered holders of Common Shares as at the Record Date of April 27, 2016 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

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Appointment and Remuneration of Auditors

The management of the Company will recommend to the Meeting to appoint Deloitte LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.  Deloitte LLP have been the Company’s auditors since September 2, 2008.

During the Company’s most recently completed fiscal year, the Company’s auditors performed certain non-audit services.  Fees charged (in Canadian dollars) by the auditors during the last two fiscal years are as follows:

	2015	2014
Audit Fees	$661,970	$507,462
Audit-Related Fees	$72,774	Nil
Tax Fees	$129,988	$150,805
All Other Fees	Nil	Nil
	$864,732	$658,267

“Audit Fees” are the aggregate fees billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements and management discussion and analysis.

“Audit-Related Fees” are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

“Tax Fees” are fees for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are amounts not included in the categories above.

Election of Directors

The Board presently consists of seven directors and shareholders will be asked at the Meeting to determine the number of directors at seven, and to elect seven directors. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

Two of the proposed nominees for re-election as a director, Simon Ridgway and Mario Szotlender, are directors of a corporation that, in the past 10 years, had its registration under Section 12(g) of the Securities Exchange Act of 1934 revoked by the United States Securities and Exchange Commission (“SEC”) for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the corporation filed a settlement agreement with the SEC consenting to the revocation as the corporation was dormant at the time.  This corporation filed a registration statement with the SEC in January 2015 to re-register its common shares under Section 12(g) of the U.S. Exchange Act, which became effective in March 2015.  The effectiveness of such registration statement removes the prior restrictions on market participants trading the corporation’s shares in United States markets.

Information regarding the director nominees is set out below:

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JORGE GANOZA DURANT
Lima, Peru Director, President & Chief Executive Officer (Not Independent) 2015 AGM voting result: 87.4%	Principal Occupation: President and CEO of the Company Age: 46 Director Since: December 2, 2004 Shareholding: 26,000 common shares Other Reporting Company Directorships: Atico Mining Corp.

Jorge A. Ganoza is a geological engineer with over 18 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. Jorge is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co-founding Fortuna back in 2004 he was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

2015 Meeting Attendance – 100%
Board Meetings 7/7

SIMON RIDGWAY
British Columbia, Canada Director & Chairman (Not Independent) 2015 AGM voting result: 59.0%

Principal Occupation:  Independent Consultant and Director of several public resource companies

Age:  67

Director Since:  January 25, 2005

Shareholding:  560 common shares

Other Reporting Company Directorships:

Focus Ventures Ltd.

Medgold Resources Corp.

Rackla Metals Inc.

Radius Gold Inc.

Simon Ridgway is a co-founder of Fortuna Silver Mines Inc., a prospector, a mining financier and a Casey Research Explorer's League inductee. Grass roots exploration is his first love and he has had a successful career as an explorationist since starting out as a prospector in the Yukon Territory in the late 70s. Simon and the exploration teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua. On the financial side, companies operating under the Gold Group banner have raised over CAD$350 million for exploration and development projects since 2003.

2015 Meeting Attendance – 86%
Board Meetings 6/7

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MICHAEL IVERSON
British Columbia, Canada Director (Independent) 2015 AGM voting result: 89.2%

Principal Occupation:  Businessman; President of Triple K Ventures (public company management); President and CEO of Volcanic Metals Corp. (mineral exploration).

Age:  64

Director Since:  March 30, 1998

Shareholding:  Nil

Other Reporting Company Directorships:

Volcanic Metals Corp.

For the past 30 years, Michael has been an entrepreneur, as well as a senior executive of several publicly-listed companies, including President and CEO of Volcanic Metals Corp., and past President and CEO of Niogold Mining Corporation and Fortuna Silver Mines Inc. Michael brings a wealth of experience in public and private equity markets and important management disciplines in strategic planning, sales and marketing. He has also been responsible for other private interests for many years, including 30 years as head of Triple K Ventures, a private merchant capital investment company.

Michael Iverson is a member of the Company’s Compensation and Corporate Governance & Nominating Committees.

2015 Meeting Attendance – 100%
Board 7/7	Compensation Committee 4/4	CG&N Committee 2/2

MARIO SZOTLENDER
Caracas, Venezuela Director (Not Independent) 2015 AGM voting result: 50.4%

Principal Occupation:  Independent Consultant and Director of several public resource companies.

Age:  55

Director Since:  June 16, 2008

Shareholding:  196,700

Other Reporting Company Directorships:

Atico Mining Corp.

Endeavour Silver Corp.

Focus Ventures Ltd.

Radius Gold Inc.

Revelo Resources Corp.

Mario Szotlender holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 20 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Mario Szotlender is a member of the Company’s Compensation and Corporate Governance & Nominating Committees.

2015 Meeting Attendance – 100%
Board 7/7	Compensation Committee 4/4	CG&N Committee 2/2

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ROBERT GILMORE
Colorado, USA Director (Independent) 2015 AGM voting result: 91.8%

Principal Occupation:  Certified Public Accountant; Independent Financial Consultant; Director of Eldorado Gold Corporation (mining); Director of Layne Christensen Company (drilling, water treatment & construction services and products, and natural gas producer).

Age:  64

Director Since:  June 23, 2010

Shareholding:  8,000

Other Reporting Company Directorships:

Eldorado Gold Corporation

Layne Christensen Company

Robert Gilmore is a graduate of the University of Denver with a Bachelor of Science degree in Business Administration, Accounting. Robert is a Certified Public Accountant and a Member of the Colorado Society of Certified Public Accountants and the American Institute of CPAs. Robert has more than 40 years of experience working with resource companies and currently serves as Chairman of the Board for Eldorado Gold Corp., a TSX and NYSE listed Canadian gold mining company, and as a Director of Layne Christensen Company, a NASDAQ listed US company.

Robert Gilmore is a member of the Company’s Audit and Corporate Governance & Nominating Committees.

2015 Meeting Attendance – 93%
Board 6/7	Audit Committee 6/6	CG&N Committee 2/2

THOMAS KELLY
Lima, Peru Director (Independent) 2015 AGM voting result: 97.8%	Principal Occupation: Mining Engineer; COO of Atico Mining Corporation (junior mining company). Age: 64 Director Since: April 11, 2011 Shareholding: Nil Other Reporting Company Directorships: Nil

Thomas Kelly has bachelor and masters degrees in mining engineering from the Colorado School of Mines, is a Fellow of the Australasian Institute of Mining and Metallurgy and a registered member of the Society for Mining, Metallurgy & Exploration. Tom has over 35 years of worldwide experience with mineral industry leaders such as Freeport-McMoRan Copper & Gold, AMEC Americas and Inca Pacific Resources. He is a recognized expert in project management and development and is fluent in Spanish.

Thomas Kelly is a member of the Company’s Audit Committee.

2015 Meeting Attendance – 100%
Board 7/7	Audit Committee 6/6

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DAVID FARRELL
British Columbia, Canada Director (Independent) 2015 AGM voting result: 89.3%

Principal Occupation:  Lawyer; President of Davisa Consulting (private consulting).

Age:  47

Director Since:  July 15, 2013

Shareholding:  15,000

Other Reporting Company Directorships:

Northern Vertex Mining Corp.

David is President of Davisa Consulting, a private consulting firm working with junior to mid-tier global mining companies. He has twenty years of corporate and mining experience, and has negotiated, structured and closed more than US$25 billion worth of M&A and structured financing transactions for junior and mid-tier natural resource companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B.

David Farrell is a member of the Company’s Audit, Compensation and Corporate Governance & Nominating Committees.

2015 Meeting Attendance – 100%
Board 7/7	Audit Committee 6/6	Compensation Committee 4/4	CG&N Committee 2/2

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance.  This matrix is used by the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

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Skills and Experience	No. of Directors with Experience

Strategy and Leadership – Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.

7 of 7
Operations and Exploration – Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	2 of 7
Corporate Governance – Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	7 of 7
Metals and Mining – Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	7 of 7
Finance – Experience in the areas of finance, investment and/or mergers and acquisitions.	7 of 7
Human Resources – Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	6 of 7
Financial Literacy –Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	7 of 7
International Business – Experience working in a major organization that carries on business in multiple jurisdictions.	6 of 7
Spanish Language – Fluency in reading and speaking Spanish.	4 of 7

Skills and Experience	Jorge Ganoza Durant	Simon Ridgway	Michael Iverson	Mario Szotlender	Robert Gilmore	Thomas Kelly	David Farrell
Strategy and Leadership	✓	✓	✓	✓	✓	✓	✓
Operations and Exploration	✓					✓
Corporate Governance	✓	✓	✓	✓	✓	✓	✓
Metals and Mining	✓	✓	✓	✓	✓	✓	✓
Finance	✓	✓	✓	✓	✓	✓	✓
Human Resources	✓		✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓	✓
International Business	✓	✓		✓	✓	✓	✓
Spanish Language	✓	✓		✓		✓

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Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company adopted by the Board on April 3, 2014 and ratified by the shareholders at the Company’s 2014 annual general meeting, any additional director nominations by a shareholder of the Company must be received by the Company by May 17, 2016 and must be in compliance with the Advance Notice Policy.  The Company will provide details of any such additional director nominations through a public announcement.  A copy of the Advance Notice is available for viewing on SEDAR at www.sedar.com.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections.  Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall promptly tender a resignation to the Chairman of the Board.  The Corporate Governance and Nominating Committee will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the Committee or the Board.  In its deliberations, the Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company and any other exceptional factors that the Committee considers relevant.

The Board will review and act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred.  Following the Board’s decision, the Company will promptly issue a news release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation).  If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of the Meeting.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the Proxy to vote the same in accordance with their best judgement of such matters.

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EXECUTIVE COMPENSATION

Letter to Shareholders

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success-proven team, and we design and oversee our compensation strategy with these goals in mind. On behalf of the Board of Directors, the Compensation Committee is pleased to present this fiscal 2015 Letter to Shareholders on Executive Compensation.  This letter provides a brief summary of our Company’s 2015 performance, our alignment when it comes to pay for performance, and our executive compensation philosophy.

2015 Business Performance

Before setting out the highlights of 2015, it is worth noting where we’ve been and where we are going.  In 2010, we produced 1.9 million ounces of silver and four thousand ounces of gold, and to date, we continue to provide year-over-year growth.  Our in-progress expansion of our San Jose mine in Mexico from 2,000 tpd to 3,000 tpd is expected to be completed in July 2016, well ahead of the original schedule. This increase in capacity is anticipated to further increase our silver and gold production, while significantly lowering our all-in sustaining costs.

Highlights of 2015 results over 2014 include:

•

Achieved Record Production.  Silver production increased 2% to 6,624,635 ounces and gold production increased 13% to 39,689 ounces.

•

San Jose Expansion.  Expansion of throughput at San Jose in Mexico to 3,000 tpd is expected to be completed ahead of schedule in July 2016.

•

Built Strong Cash Position.  Cash, cash equivalents and short-term investments increased to $108.2 million.

•

Delivered Lower Cash Profile.  Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $14.51, below annual guidance of $16.61.

•

San Jose Dry-Stack Tailings.  In anticipation of our increased throughput at San Jose and to prudently manage our environmental responsibilities, a dry-stack tailings management facility was constructed in 2015.

•

Prudent Financial Management.  The San Jose expansion and dry-stack tailings facility have been partially funded with a US$40 million debt facility within a historically low interest rate environment, avoiding shareholder dilution.

Recent Compensation Policy Initiatives

In response to shareholder discussions and in our ongoing pursuit of prudent corporate governance initiatives, the Compensation Committee and Board implemented in early 2016 a share ownership policy whereby the executive officers and directors must attain minimum share ownership levels in the Company.  As well, an incentive compensation clawback policy has been established.  This clawback policy is applicable to all personnel.

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Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation.  We made this pay-for-performance alignment with shareholder interests even stronger by introducing a performance share unit plan in 2015.  The Compensation Committee notes that total compensation for the Named Executive Officers (“NEOs”), as disclosed in the Summary Compensation Table on page 25, includes the grant date value of option and share based compensation.  As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience.  For example, the grant date value of stock options and share units awarded to Jorge Ganoza Durant in 2015 was US$2,565,000; however, due to the three-year vesting restrictions imposed, the value of these awards at December 31, 2015 was $Nil as no portion of the awards had vested by that date, and if the awards had vested by that date, the value of the awards would have been US$878,308.  The Compensation Committee believes that deferment of some components of compensation through the application of vesting schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people.  In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital.  Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value.  Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results.  We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and continued growth in silver and gold production – with low costs - over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders.  Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based.  Our program with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent stock options and restricted share units, illustrates our strong focus on pay-for-performance.  In early 2015, the Compensation Committee and Board approved the creation of performance share units that will further reinforce our pay-for-performance approach to ensure alignment between our executive team and our shareholders.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests, and the creation of long-term value for all stakeholders.

Respectfully,

David Farrell

Michael Iverson

Mario Szotlender

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What We Do

✓

Provide Pay for Performance

o

The ratio of the CEO’s 2015 pay-at-risk to total compensation was 83%, increased from 69% in 2014

o

100% of the CEO’s short term incentive payout is based on performance

o

30% of the CEO’s short term incentive payout is based on corporate metrics such as return on assets and the Company’s TSR against its peers

✓

Report details of our Pay for Performance metrics (see pages 20-24)

✓

Require minimum share ownership levels for executives and directors

✓

Require double-trigger for cash severance to NEOs upon change of control

✓

Mitigate undue risk in compensation programs

✓

Have an incentive compensation clawback policy

✓

Have an anti-hedging policy

✓

Have a trading blackout and an insider-trading policy

✓

Provide perquisites with sound business rationale

✓

Promote retention with equity awards that vest over three or five years

✓

Engage independent compensation consultants

✓

Promote retention and performance with equity awards that are based on performance

✓

Work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do

☒

Reprice underwater stock options

☒

Grant stock options to non-executive directors

☒

Provide guaranteed bonuses

☒

Provide tax gross-ups for perquisites

Compensation Governance and Overview

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives.  We compete for experienced management capable of delivering superior value with both public and private, and often larger, mining companies across the Americas.  Fortuna’s people make the difference in distinguishing its performance relative to its peers.  The Company’s compensation program is therefore designed to be competitive with its peers so as to attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value.  Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of silver and gold.  Fortuna therefore balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence.  Essential to our core business objectives are the following elements:

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•

To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance.  For example, executive compensation is structured so that the “at risk” component represents a significant part of total compensation.  Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focussed team with corresponding pay for performance.

•

To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met.

•

To align the interests of executive officers with the long-term interests of shareholders through incentives that reflect value created for shareholders and the attainment of objectives that support the realization of longer term valuation creation, and retention.  This element is delivered primarily through share units granted to vest over time.  Typically, our executives see the majority of their compensation in the form of long-term equity.  Previous equity grants are taken into account when the granting of new share units is contemplated.

•

To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

The Company’s executives and directors are required to achieve and maintain minimum shareholding thresholds.  See “Share Ownership Policy” on page 35 for more details.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Board for approval.  In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the Chief Executive Officer (“CEO”) and evaluating the CEO’s performance in light thereof; CEO, Chief Financial Officer (“CFO”) and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, two of whom (including the chair) are independent.  David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014.  Michael Iverson is independent and has served on the Compensation Committee since June 23, 2010.  Mario Szotlender is not independent, was chair until March 12, 2015 and has served on the Compensation Committee since October 1, 2008.  The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices.  Messrs. Farrell, Iverson and Szotlender have in the past served, or currently serve, on compensation committees of other public resource or mining companies.  The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry.  In 2014, the Committee engaged Korn/Ferry International (see “Role of Independent Third Party Compensation Advisor” below) and in 2015 and 2016 the Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm.  For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO.  The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

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When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

•

Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

•

Providing fair and competitive compensation that provides pay for performance;

•

Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•

Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•

Available financial resources and the economic outlook affecting Fortuna’s business.

With respect to the financial year ended December 31, 2015, the Compensation Committee obtained an updated report from GGA on executive compensation matters.  Based on that report, the Committee recommended to the Board and, upon its further consideration, the Board approved:

•

an increase in executive base salaries in order to remain competitive with respect to the 75th percentile of the peer group; and (c) that the Company’s restricted share unit plan be amended to incorporate performance share units (“PSUs”) to be utilized in 2015 to retain key executives during the Company’s critical development plans, including the construction and commissioning of the dry-stack tailings facility at San Jose and the San Jose planned expansion to 3,000 tpd.

•

reviewed the amounts of 2015 base salary, target bonus percentage, and long-term incentive grants of RSUs, PSUs and stock options for the CEO and CFO.

•

reviewed, in consultation with the CEO, the amounts in respect of executives other than the CEO and CFO of 2015 target bonus percentage and long-term incentive grants of RSUs, PSUs and/or stock options.

Subsequent to the financial year ended December 31, 2015, the Compensation Committee recommended to the Board and, upon its further consideration, the Board approved keeping 2016 executive salaries the same as 2015.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the Corporate Governance page.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

•

the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees;

•

the Compensation Committee regarding the annual objectives for the other executives officers and providing assessments of their performance relative to such objectives; and

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•

the Compensation Committee regarding executive officer base salary adjustments, target annual performance-based cash incentives awards and actual payouts, and long-term incentive awards in the form of stock options and grants under the Share Unit Plan.

Role of Independent Third Party Compensation Advisors

In early 2015, the Compensation Committee engaged GGA to review Fortuna’s compensation philosophy to evaluate its relevance compared to Fortuna’s aggressive business strategy, evaluate and develop an updated peer group, review and analyse both the short-term and long-term incentive plan designs, review analyse and stress test the executive compensation program for the top five executive officers against the compensation philosophy, and provide recommendations for 2015 compensation.  GGA also reviewed and designed a special retention incentive and reviewed the Company’s fiscal 2014 Compensation Discussion and Analysis.  Fortuna received a report in respect of the Company’s executive compensation practices that recommended an overall compensation strategy for 2015 that included salary, annual performance-based cash-incentives and long-term incentive awards in the form of PSUs, RSUs and stock options (the “2015 GGA Report”).  The Compensation Committee considered the advice contained in the 2015 GGA Report, and GGA’s recommendations for 2015 are reflected within the executive compensation program described below.

For the financial years ended December 31, 2015 and 2014, the Company paid independent compensation advisors the following amounts:

	2015	2014
Executive Compensation-Related Fees
- Korn/Ferry	Nil	CAD$12,500
- GGA	CAD$54,406	N/A
All Other Fees	Nil	Nil
Total	CAD$54,406	CAD$12,500

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, an annual performance-based cash incentive award, and grants of equity-based long-term incentive compensation in the form of RSUs and stock options.  During the year ended December 31, 2015, PSUs designed to specifically retain key executives during the current critical development phase in the Company’s life were also employed.  The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

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Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary	Base Salaries are fixed to be competitive considering the individual, and are used as the base to determine the value of other elements of compensation.	Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance-Based Cash Incentives

Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long term strategic plan and split between corporate and individual performance metrics.  Target percentages are fixed each year by the Board.

Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and TSR which is influenced by short-term market sentiment).

At-Risk

Long-Term Equity Incentives

RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in stock price.  As these grants vest over time, they are also important for executive retention.

Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options).  Equity grants fully align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.

At-Risk

Peer Comparator Companies - Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives.  Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.  Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering significant incentive for above-average performance.  The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation levels for 2015, the Compensation Committee reviewed its comparator mining companies in light of the growth of the Company (principally through the current and anticipated expansions at San Jose) and receipt of the 2015 GGA Report.  GGA recommended the following criteria in creating our peer group:  companies generally of a similar size (0.5x to 2.0x) in terms of total assets, market capitalization, and total revenue, having regard to where Fortuna expects to be on completion of current corporate initiatives; companies with both operating mines and development projects; companies with multiple operating mines; companies with similar geographic diversity and complexity; companies with primarily underground operations; and companies that produce precious metals and/or lead and zinc.  Based on these factors and in discussion with GGA, it was determined that the following companies are suitable peer comparators for consideration in determining 2015 levels of senior executive compensation:

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Argonaut Gold Inc.	Hecla Mining Company	Sierra Metals Inc.
Coeur Mining Inc.	Klondex Mines Ltd.	Silver Standard Resources Inc.
Dundee Precious Metals Inc.	MAG Silver Corp.	Silvercorp Metals Inc.
Endeavour Silver Corp.	Pan American Silver Corp.	Tahoe Resources Inc.
First Majestic Silver Corp.	Rio Alto Mining Limited	Timmins Gold Corp.
Guyana Goldfields Inc.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives.  Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review.  There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.  The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Committee in the design of the key elements of compensation as follows:

•

provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

•

balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also promoting an important portion of total compensation that is variable and “at-risk” for executives;

•

strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•

defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

•

Business Continuity and Executive Retention Risk.  Total compensation is reviewed annually to ensure it remains competitive year over year, and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

•

Environmental and Safety Risk.  Environmental and safety are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

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•

Cash Flow Risk.  Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

•

Stock Dilution Risk (from annual issuances of long-term incentives in the form of stock options).  Fortuna’s stock option plan has been limited to 12,200,000 shares under option for many years.  In addition, RSUs (and the PSUs granted in 2015) are paid in cash based on the share price at the time of payout, rather than by issuing stock.

•

Inappropriate Risk Taking.  Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs, PSUs and stock options, and mitigating incentives to undermine value through an anti-hedging policy.

Incentive Compensation Clawback Policy

In early 2016, the Compensation Committee recommended to the Board and, upon its further consideration, the Board adopted an Incentive Compensation Clawback Policy in order  to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data.  Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company may be forfeit or subject to repayment if: a) the payment, grant or vesting of such compensation was based on the achievement of financial or operational results that were subsequently the subject of a restatement of financial statements issued in a prior fiscal year; (b) the Board determines that the applicable personnel member engaged in fraud, gross misconduct or gross negligence that caused, or meaningfully and directly contributed to, the restatement; (c) the amount of incentive compensation that would have been received by such personnel member would have been lower than the amount actually received had the financial results been properly reported; and (d)   the Board determines that the forfeiture or repayment is in the best interest of the Company and its shareholders.

Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

2015 Executive Compensation

During the fiscal year ended December 31, 2015, the Company’s most recently fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”.  The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and three most highly compensated executive officers (other than the CEO and CFO):

•

Jorge Ganoza Durant, the President (since January 23, 2006) and CEO (since August 13, 2008),

•

Luis Ganoza Durant, the CFO (since June 5, 2006),

•

Manuel Ruiz-Conejo, the Vice-President, Operations (since August 1, 2011),

•

Thomas Vehrs, the Vice-President, Exploration (since September 15, 2006), and

•

Jose Pacora, the Vice-President, Project Development (from November 10, 2014),

(herein together referred to as “NEOs”).

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Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry.  It is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company.  The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year.  Base salaries for the other NEOs are assessed and set by the CEO in consultation with the Compensation Committee.

The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviewed the 2015 GGA Report in respect of executive officers base salaries for 2015.  The 2015 GGA Report identified that the Company’s executive officer salaries were below their target 75th percentile when compared to the peer comparator group (see “Peer Comparator Companies – Benchmarking”, above).  This also highlighted the importance of competitive base salaries to support executive retention through a period of significant growth as the Company’s San Jose mine, namely, the previous expansion from 1,200 tpd to 2,000 tpd, the addition of a dry-stack tailings facility, and a further proposed expansion to 3,000 tpd approved by the Board in December 2014.

Taking into consideration the Company’s and executives’ exceptional performance in 2014, and the information and recommendations of the 2015 GGA Report, the Compensation Committee recommended, and the Board approved, that the 2015 base salaries for the 2014 NEOs should be restored to competitive levels:  CEO from $520,000 to $600,000; CFO from $300,000 to $370,000; VP Operations from $300,000 to $340,000; and VP Exploration from $275,000 to $300,000.  In some cases, this required some aggressive increases in order to catch up to market and ensure that our executives were being competitively compensated.

Subsequent to December 31, 2015, the Compensation Committee recommended, and the Board approved, that the 2016 base salaries would remain the same as the 2015 levels.

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will (a) approve the bonus target and form of scorecard for each of the CEO and CFO, and will evaluate the performance of those individuals, and (b) approve the bonus target for each of the Vice Presidents.  The CEO will approve the form of scorecard for each Vice President and will evaluate the performance of those individuals.  Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

In 2015, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for its executive officers.  These annual performance-based cash incentives include the following variables:

•

Target Levels.  A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration peer comparator companies.

•

Scorecard Result.  A measure of performance, based on the achievement of personal and corporate objectives during the fiscal year.  Both personal and corporate objectives are defined for each executive of the Company.

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Target Levels

The 2015 GGA Report identified that the Company’s 2014 executive officer bonus target levels were below their 75th percentile when compared to the peer comparator group (see “Peer Comparator Companies – Benchmarking”, above).  This also highlighted the importance of competitive bonus target levels to support executive retention through a period of significant growth at the Company’s San Jose mine (as noted above).  Taking into consideration the Company’s and executives’ exceptional performance in 2014, and the information and recommendations of the 2015 GGA Report, the Compensation Committee recommended, and the Board approved, that the 2015 bonus target levels for the Company’s 2014 NEO’s annual performance-based cash incentive should be restored to competitive levels, namely:

CEO

80%

CFO

60%

VP Operations

60%

VP Exploration

50%

VP Project Development

50% + one-time 76%

The Board and management have the discretion to vary the amount of the bonus to reflect extraordinary circumstances.

2015 Scorecards – Achievement Factors

Each NEO’s annual performance-based cash incentive includes the corporate achievement factors.  Our corporate achievement factors are: (a) total shareholder return versus peers; and (b) return on assets.

Personal objectives for each of the NEOs for 2015 included the following:

CEO

Execution of San Jose expansion to 3,000 tpd on schedule and on budget; identification or acquisition of new projects; all-in sustaining cash cost (“AISCC”) of US$16.6/oz silver +/-10% (at by-product budget metal prices); prescribed safety matters.

CFO

External audit observations with prescribed targets; internal audit observations with prescribed targets; AISCC of US$16.6/oz silver +/-10% (at by-product budget metal prices); secure US$40 – 60 million financing; roll-out of core business technology applications to San Jose.

VP Operations

Execution of San Jose expansion to 3,000 tpd on schedule; achieve prescribed production of 6.5 million oz silver and 35,300 oz gold; AISCC of US$16.6/oz silver +/-10% (at by-product budget metal prices); prescribed safety matters.

VP Exploration

Advance brownfields exploration targets to drill testing; identification and evaluation of new greenfield exploration growth opportunities; improve data accessibility and security.

VP Project Development

Execution of San Jose expansion to 3,000 tpd on schedule and on budget; commission filter plant and dry-stack tailings project on schedule and on budget.

Annual Performance-Based Cash Incentives Awarded

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The Company’s corporate objectives for 2015 were met, and based on the achievement levels of the respective personal objectives for 2015, annual performance-based cash incentives for the financial year ended December 31, 2015 were determined in March 2016 and paid to the NEOs as follows:

Named Executive Officer	Annual Performance-Based Cash Incentive Amount
Jorge Ganoza Durant, President & CEO	$504,000
Luis Ganoza Durant, CFO	$205,350
Manuel Ruiz-Conejo, VP Operations	$204,750
Thomas Vehrs, VP Exploration	$150,000
Jose Pacora, VP Project Development	$381,150

Medium- and Long-Term Incentives

Share Based Awards

Incentive stock options have been granted from time to time by the Company in order to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares.  Incentive stock options have been a significant component of executive compensation as it allows the Company to reward each individual’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Upon vesting, the holder of an option is free to exercise and sell the underlying shares subject to applicable securities laws.  The Company does not have a policy in respect of holding or retention periods for exercised stock options.  We believe that a ‘hold’ is achieved by having yearly share-based grants with vesting restrictions so that a significant number will be forfeited if the executive leaves the Company.

Incentive options have been granted annually since the establishment of the Company’s share option plan in 2011 through 2015.  Since 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through deferred share units (“DSUs”).

Share Unit Plan

In November 2010, the Board, on the recommendation of the Compensation Committee, established a Restricted Share Unit Plan (the “RSU Plan”) which was amended in March 2015 to include performance share units and to become the Share Unit Plan (the “2015 Share Unit Plan”).  The purpose of the RSU Plan and the 2015 Share Unit Plan are to promote a greater alignment of interests between officers and employees and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company.  The Board may award such number of RSUs or PSUs to an eligible officer or employee to provide appropriate equity-based compensation for the services he or she renders to the Company.

On the recommendation of the Compensation Committee, the Board approved the granting of RSUs during 2015 to the officers and key employees of the Company, which had a vesting restriction of 20% one year after granting, 30% two years after granting, and the remaining 50% three years after granting.  An individual’s entitlement to payment of such RSUs is not subject to satisfaction of any other requirements or restrictions.  An individual’s entitlement to a payout of any PSUs granted under the 2015 Share Unit Plan, however, is subject to satisfaction of both performance and vesting requirements as may be determined by the Board on the recommendation of the Compensation Committee.

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RSUs are paid in cash upon each vesting date.  PSUs are paid in cash upon both satisfaction of performance criteria and the relevant vesting date.  If an RSU holder is terminated without cause or a change of control of the Company occurs, any outstanding RSUs will vest immediately if they were granted under the RSU Plan and will vest pro-rata to their vesting period if granted under the 2015 Share Unit Plan.  If a PSU holder is terminated without cause his or her PSUs will not vest as a result.  If a PSU holder is terminated after a change of control occurs, any outstanding PSUs will vest immediately.

Special Retention PSUs

During the year ended December 31, 2015, the Compensation Committee continued to monitor competitive conditions including executive retention risks, and reviewed the 2015 GGA Report.  In particular, the Compensation Committee reviewed the opportunity to mitigate retention risks through a grant of special retention PSUs (the “Special Retention PSUs”) to be granted under the 2015 Share Unit Plan to certain NEOs whom the Compensation Committee considered critical to be retained during – and after - the execution of the Company’s current unprecedented growth opportunity, namely the expansion of the San Jose mine to 3,000 tpd.  The 2015 GGA Report analysed and recommended the granting of the Special Retention PSUs to certain NEOs under stringent performance metrics.  Taking into consideration the Company’s and executives’ exceptional performance in 2014, the critical need to retain our proven executive team, and the information and recommendations of the 2015 GGA Report, the Compensation Committee recommended in 2015, and the Board approved in 2015, the following grants of Special Retention PSUs under the 2015 Share Unit Plan and subject to the performance and vesting metrics set out below:

NEO	No. of Special Retention PSUs
Jorge Ganoza Durant, President & CEO	758,255
Luis Ganoza Durant, CFO	172,270
Manuel Ruiz-Conejo, VP Operations	176,394
Thomas Vehrs, VP Exploration	129,701

The Special Retention PSUs have the following performance and vesting metrics and their payout shall be capped at two times the grant-date dollar amount of the payout:

Vesting/Payout Date	Amount Vested	Performance Goal
12 months from grant	20%	Dry stack tailings project is within prescribed target of budget and completion schedule.
24 months from grant	30%	San Jose expansion to 3,000 tpd is within prescribed target of budget and completion schedule.
36 months from grant	50%	Production in 2017 is within prescribed target of silver and gold ounces.

The Compensation Committee and the Board believe that the dual performance and vesting schedules of the Special Retention PSUs will be critical components in retaining our key executives through not only the construction and commissioning phase, but also an operating phase that is expected to last approximately 18 months beyond the scheduled completion of the San Jose expansion.

The first performance goal set out above relating to the dry stack tailings project has been met, and accordingly, the initial 20% of the PSUs was paid on the vesting date of March 19, 2016.

To date, the only PSUs outstanding are the Special Retention PSUs.

Performance Graph

The following graph compares the total cumulative shareholder return over the past five fiscal years for $100 invested in common shares of the Company on December 31, 2010 with the cumulative total return of the S&P / TSX Composite Index.  The performance of the Company’s common shares set out below does not necessarily reflect future price performance, including the significant share price increase in early 2016.

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	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015
Fortuna	$100	$117	$87	$64	$110	$65
S&P / TSX	$100	$89	$92	$101	$109	$97

The Company has experienced significant and steady growth over the past five years, evolving to its current position as a silver producer with two operating mines, and compensation to executive officers has increased accordingly.  The global economic downturn in 2012 had a dramatic negative impact on the financial markets and commodity prices in particular, resulting in a significant drop in share prices for most exploration companies and precious metal producers.  Despite these market downturns, the Company’s operations have continued to expand during the past five years and compensation levels generally reflect this positive business performance.  In order to support the Company’s goal of managing costs during difficult market conditions, however, management compensation for 2014 was set at the same levels as for 2013.

Executive compensation levels for 2016 are unchanged from 2015 levels despite the continued growth of the Company’s business, such as the near-complete expansion of its San Jose Mine.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2015, 2014 and 2013 (all amounts shown in US$):

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Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards (2)(3)	Non-Equity Annual Incentive Plan Compensation		All Other Compensation	Total Compensation
					Annual Incentive Plans (4)	Long-term Incentive Plans

Jorge Ganoza Durant	2015	$600,000	$1,995,000	$570,000	$504,000	Nil	$26,505(5)	$3,695,505
CEO	2014	$520,000	$403,813	$403,813	$496,480	Nil	$54,222(6)	$1,878,328
	2013	$520,000	$432,928	$432,928	$397,150	Nil	$76,397(7)	$1,859,403

Luis Ganoza Durant	2015	$370,000	$582,750	$259,000	$205,350	Nil	$13,384(5)	$1,430,484
CFO	2014	$300,000	$203,717	$203,717	$195,000	Nil	$15,658(6)	$918,092
	2013	$300,000	$218,405	$218,405	$162,000	Nil	$63,402(7)	$962,212

Manuel Ruiz-Conejo	2015	$350,000	$552,500	$221,000	$204,750	Nil	$17,763(5)	$1,346,013
VP, Operations	2014	$300,000	$178,728	$178,728	$207,000	Nil	$18,321(5)	$882,777
	2013	$300,000	$191,614	$191,614	$160,500	Nil	$29,056(6)	$872,784

Thomas Vehrs	2015	$300,000	$438,750	$195,000	$150,000	Nil	$26,876(5)	$1,110,626
VP, Exploration	2014	$275,000	$127,323	$127,323	$179,438	Nil	$9,678(6)	$718,762
	2013	$275,000	$136,503	$136,503	$247,500(8)	Nil	$24,373(7)	$819,879

Jose Pacora (9)	2015	$275,000	$68,750	$68,750	$381,150(10)	Nil	$7,000(5)	$800,650
VP, Project	2014	$250,000	$108,649	Nil	$102,000	Nil	Nil	$460,649
Development	2013	N/A

Notes:

(1)

The 2015 amounts represent the grant date fair market value of RSUs and PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.79.  The accounting fair value is calculated using the pro-rated portion of the RSU or PSU deemed to have vested (but not actually vested) as at December 31, 2015 and based on the year-end market price of the Company’s shares of US$2.24 (CAD$3.11).  The accounting fair values are $878,308 for Jorge Ganoza Durant, $232,803 for Luis Ganoza Durant, $227,025 for Manuel Ruiz-Conejo, $175,276 for Thomas Vehrs, and $17,656 for Jose Pacora.  All amounts were calculated in CAD$ and translated to US$ at the 2015 year-end exchange rate of CAD$1.00 = US$0.72088.

The 2014 amounts represent the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.30.  The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2014 and based on the year-end market price of the Company’s shares of CAD$5.28.  The accounting fair values are $182,486 for Jorge Ganoza Durant, $92,062 for Luis Ganoza Durant, $80,769 for Manuel Ruiz-Conejo, $57,537 for Thomas Vehrs, and $49,099 for Jose Pacora.  All amounts were calculated in CAD$ and translated to US$ at the 2014 year-end exchange rate of CAD$1.00 = US$0.85992.

The 2013 amounts represent the grant date fair market value of RSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$3.38.  The accounting fair value is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2013 and based on the year-end market price of the Company’s shares of CAD$3.05.  The accounting fair values are $117,741 for Jorge Ganoza Durant, $59,398 for Luis Ganoza Durant, $52,112 for Manuel Ruiz-Conejo, and $37,124 for Thomas Vehrs.  All amounts were calculated in CAD$ and translated to US$ at the 2013 year-end exchange rate of CAD$1.00 = US$0.9348.

(2)

Amounts represent the fair value of the options granted which was estimated using the Black-Scholes option pricing model consistent with the accounting values used in the Company’s financial statements, with the following assumptions: for 2015:  risk-free interest rate of 0.45%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 5.25%, and a volatility factor of 61.22%; for 2014:  risk-free interest rate of 1.19%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 4.15%, and a volatility factor of 59.29%; and for 2013:  risk-free interest rate of 1.18%, dividend yield of 0%, expected life of 3 years, forfeiture rate of 4.15%, and a volatility factor of 57.81%.  Option pricing models require the input of subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

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(3)

The accounting fair value of the 2015 options was calculated in CAD$ and translated to US$ at the 2015 year average exchange rate of CAD$1.00 = US$0.78204.  The fair value of the 2014 options was calculated in CAD$ and translated to US$ at the 2014 year average exchange rate of CAD$1.00 = US$0.90541.  The fair value of the 2013 options was calculated in CAD$ and translated to US$ at the 2013 year average exchange rate of CAD$1.00 = US$0.97069.

(4)	Amounts represent bonuses earned for the applicable year.
(5)

For 2015, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $8,500.  Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

(6)	For 2014, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $35,000.
(7)	For 2013, health and life insurance premiums paid on behalf of all NEOs; directors’ fees paid to Jorge Ganoza Durant of $37,000; and $37,926 for unused vacation time paid to Luis Ganoza Durant.
(8)	Includes discretionary bonus paid or payable in recognition of extraordinary performance during 2013 of $123,750.
(9)	Was appointed an executive officer on November 10, 2014.
(10)	Includes discretionary bonus paid or payable in recognition of extraordinary performance during 2015 of $66,150.

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and share units held by NEOs as at December 31, 2015 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year (2)	Value of Unexercised In-The- Money Options (1)(3)	Market Value of Share Units Vested During the Year (4)	Market Value of Vested Share Units Not Paid Out (5)	No. of Share Units Not Vested	Market Value of Share Units Not Vested (5)

Jorge Ganoza Durant	250,000	$0.61	Oct. 5, 2018	N/A	$393,795	$224,860	$348,710	1,058,859	$2,371,844
	352,509	$2.44	May 29, 2016	$215,634	N/A
	268,969	$3.10	Mar. 23, 2017	$102,237	N/A
	383,326	$3.45	Mar. 18, 2020	N/A	N/A
	1,246,804			$317,872	$393,795

Luis Ganoza Durant	177,835	$2.44	May 29, 2016	$108,784	N/A	$113,436	N/A	316,323	$708,564
	135,691	$3.10	Mar. 23, 2017	$51,577	N/A
	174,178	$3.45	Mar. 18, 2020	N/A	N/A
	487,704			$160,361

Manuel Ruiz-Conejo	156,021	$2.44	May 29, 2016	$95,440	N/A	$99,522	N/A	301,119	$674,507
	119,046	$3.10	Mar. 23, 2017	$45,250	N/A
	148,623	$3.45	Mar. 18, 2020	N/A	N/A
	423,690			$140,690

Thomas Vehrs	111,147	$2.44	May 29, 2016	$ 67,990	N/A	$70,902	N/A	228,546	$511,943
	84,807	$3.10	Mar. 23, 2017	$ 32,236	N/A
	131,138	$3.45	Mar. 18, 2020	N/A	N/A
	327,092			$100,226

Jose Pacora	49,084	$4.81	Feb. 20, 2017	N/A	N/A	$60,499	N/A	58,368	$130,744
	46,234	$3.45	Mar. 18, 2020	N/A	N/A
	95,318

Notes:
(1)

All option-based awards and share-based awards are made in CAD$.  The option exercise price, and values of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2015 of CAD$1.00 = US$0.72088.

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(2)

The value of options vested during the year is converted to US$ based on the 2015 year average exchange rate of CAD$1.00 = US$0.78204, and is based on the closing price of the Company’s shares on the Toronto Stock Exchange at the respective dates of vesting (March 24, 2015 was US$3.98 (CAD$5.09); and May 30, 2015 of US$3.73 (CAD$4.77)).

(3)	Calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2015 of US$2.24 (CAD$3.11) less the exercise price of in-the-money stock options.
(4)

The value of share units vested during the year is converted to US$ based on the 2015 year average exchange rate of CAD$1.00 = US$0.78204, and is based on the average closing price of the Company’s shares on the Toronto Stock Exchange for the five days preceding the respective dates of vesting (March 24, 2015 was US$3.86 (CAD$4.93) and May 30, 2015 was US$3.66 (CAD$4.68)), times the number of share units.

(5)

The values of vested share units not yet paid out, and share units not vested have been converted to US$ based on the exchange rate at December 31, 2015 of CAD$1.00 = US$0.72088, and the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2015 of US$2.24 (CAD$3.11) times the number of share units.

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions.  The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company.

Effective January 1, 2015, the Company entered into amended and restated employment agreements with its current NEOs.  The agreements were amended to reflect that on termination without cause, any outstanding stock options or RSUs which were awarded on or after January 1, 2015 will vest on a pro-rated basis.  This is consistent with the direction of market practice and governance best practices.  Any previously granted stock options or RSUs will continue to vest fully on termination without cause.  PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Jorge Ganoza Durant in 2015 an annual base salary of US$600,000.  The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary.  If Mr. Ganoza chooses to terminate his contract, he is required to give 6 months’ notice to the Company.

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If, on December 31, 2015, Mr. Ganoza had been terminated without cause, US$1,623,542 would have been payable to him (comprised of US$1,200,000 for 2x annual base salary and US$423,542 for payout of vested RSUs).  If a change of control of the Company had occurred, US$5,611,844 would have been payable to him (comprised of US$1,800,000 for 3x annual base salary, US$1,440,000 for 3x an assumed 80% bonus, and US$2,371,844 for payout of vested RSUs and PSUs).

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Luis Ganoza Durant in 2015 an annual base salary of US$370,000.  The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary.  If Mr. Ganoza chooses to terminate his contract, he is required to give 6 months’ notice to the Company.

If, on December 31, 2015, Mr. Ganoza had been terminated without cause, US$767,063 would have been payable to him (comprised of US$555,000 for 1.5x annual base salary and US$212,063 for payout of vested RSUs).  If a change of control of the Company had occurred, US$1,892,564 would have been payable to him (comprised of US$740,000 for 2x annual base salary, US$444,000 for 2x an assumed 60% bonus, and US$708,564 for payout of vested RSUs and PSUs).

Manuel Ruiz-Conejo, Vice-President, Operations

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Manuel Ruiz-Conejo in 2015 an annual base salary of US$350,000.  The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company.  In the event of termination without cause, Mr. Ruiz-Conejo will be entitled to severance pay equal to 12 months’ annual salary.  If Mr. Ruiz-Conejo chooses to terminate his contract, he is required give 3 months’ notice to the Company.

If, on December 31, 2015, Mr. Ruiz-Conejo had been terminated without cause, US$535,775 would have been payable to him (comprised of US$350,000 for 1x annual base salary, and US$185,775 for payout of vested RSUs).  If a change of control of the Company had occurred, US$1,584,507 would have been payable to him (comprised of US$700,000 for 2x annual base salary, US$210,000 for 1x an assumed 60% bonus, and US$674,507 for payout of vested RSUs and PSUs).

Thomas Vehrs, Vice-President, Exploration

Pursuant to an employment agreement dated effective January 1, 2015, the Company paid to Thomas Vehrs in 2015 an annual base salary of US$300,000.  The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company.  In the event of termination without cause, Mr. Vehrs will be entitled to severance pay equal to 12 months’ annual salary.  If Mr. Vehrs chooses to terminate his contract, he is required to give 6 months’ notice to the Company.

If, on December 31, 2015, Mr. Vehrs had been terminated without cause, US$439,440 would have been payable to him (US$300,000 for 1x annual base salary, and US$139,440 for payout of vested RSUs).  If a change of control of the Company had occurred, US$1,261,943 would have been payable to him (comprised of US$600,000 for 2x base salary, US$150,000 for 1x an assumed 50% bonus, US$511,943 for payout of vested RSUs and PSUs).

Jose Pacora, Vice-President, Project Development

Pursuant to an employment agreement dated effective January 1, 2015, as amended June 1, 2015, the Company paid to Jose Pacora an annual base salary of CAD$275,000.  The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company.  In the event of termination without cause, Mr. Pacora will be entitled to severance pay equal to 12 months’ annual salary.  If Mr. Pacora chooses to terminate his contract, he is required to give 6 months’ notice to the Company.

If, on December 31, 2015, Mr. Pacora had been terminated without cause, US$380,279 would have been payable to him (US$275,000 for 1x annual base salary, and US$105,279 for payout of vested RSUs).  If a change of control of the Company had occurred, US$1,027,244 would have been payable to him (comprised of US$550,000 for 2x base salary, US$346,500 for 1x an assumed 126% bonus, and US$130,744 for payout of vested RSUs).

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Compensation to Directors

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options.  In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013 ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company.  Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSU’s are paid in cash and only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested.  The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued shares in the Company outstanding from time to time.

Retainer Fees

The Board, on the recommendation of the Compensation Committee, has approved the following directors’ fees which have not been changed from 2011 levels:

Board Member annual retainer

US$30,000

     Plus, as applicable:

Chairman of the Board annual retainer

US$45,000

Audit Committee Chair annual retainer

US$10,000

Other Committee Chair annual retainer

US$  5,000

For each Board meeting attended

US$  1,000

For each Audit Committee meeting attended

US$  1,500

For each other Committee meeting attended

US$  1,000

Effective April 1, 2015, Jorge Ganoza Durant is no longer paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

Director Compensation Table

The following summarizes all cash compensation paid or payable to the Directors who are not NEOs of the Company during the fiscal year ended December 31, 2015 (all amounts shown in US$):

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Name	Director Fees Earned	Share- based Awards(1)	Option- based Awards	All Other Compensation	Total Compensation

Simon Ridgway	$111,000	$117,306	N/A	$74,790(2)(4)	$303,096

Michael Iverson	$43,000	$117,306	N/A	Nil	$160,306

Mario Szotlender	$49,250	$117,306	N/A	$74,790(3)(4)	$241,346

Robert Gilmore	$57,000	$117,306	N/A	Nil	$174,306

Thomas Kelly	$46,000	$117,306	N/A	Nil	$163,306

David Farrell	$55,750	$117,306	N/A	Nil	$173,056

Notes:
(1)

The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.79.  The accounting fair value is calculated using the vested portion of the DSU as at December 31, 2015 and based on the year-end market price of the Company’s shares of US$2.24 (CAD$3.11).  The accounting fair values are $70,206 for Simon Ridgway, $70,206 for Michael Iverson, $70,206 for Mario Szotlender, $70,206 for Robert Gilmore, $70,206 for Thomas Kelly, and $70,206 for David Farrell.  All amounts were calculated in CAD$ and translated to US$ at the 2015 year-end exchange rate of CAD$1.00 = US$0.72088.

(2)				For corporate development and financial advisory services provided by a company controlled by Simon Ridgway. The total amount paid was CAD$90,000.
(3)				For corporate development and financial advisory services provided by Mario Szotlender. The total amount paid was CAD$90,000.
(4)				The payments were made monthly in CAD$ and were converted to US$ and recorded on the Company’s books using the average 2015 exchange rate.

Option-Based and Share-Based Awards to the Directors

The following sets forth the details of incentive stock options to purchase common shares of the Company and DSUs held by the Directors who are not NEOs of the Company as at December 31, 2015 (all amounts shown in US$):

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	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price (1)	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The- Money Options (1)(2)	Market Value of DSUs Vested During the Year (3)(5)	Market Value of Vested DSUs Not Paid Out (4)(5)	No. of DSUs Not Vested (5)	Market Value of DSUs Not Vested (5)

Simon Ridgway	Nil			N/A	N/A	$117,306	$602,623	N/A	N/A

Michael Iverson	Nil			N/A	N/A	$117,306	$318,866	N/A	N/A

Mario Szotlender	10,000	$1.26	May 8, 2016	N/A	$ 9,785	$117,306	$393,084	N/A	N/A
	103,800	$1.12	July 5, 2016	N/A	$116,530
	250,000	$1.60	Jan. 11, 2017	N/A	$159,912
	363,800				$286,226

Robert Gilmore	Nil			N/A	N/A	$117,306	$371,358	N/A	N/A

Thomas Kelly	Nil			N/A	N/A	$117,306	$290,788	N/A	N/A

David Farrell	Nil			N/A	N/A	$117,306	$300,059	N/A	N/A

Notes:
(1)

All option-based awards and share-based awards are made in CAD$.  The option exercise price, and values of unexercised in-the-money options have been converted to US$ based on the exchange rate at December 31, 2015 of CAD$1.00 = US$0.72088.

(2)	Calculated using the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2015 of US$2.24 (CAD$3.11) less the exercise price of in-the-money stock options.
(3)

The value of DSUs vested during the year is converted to US$ based on the 2015 year average exchange rate of CAD$1.00 = US$0.78204, and is based on the closing price of the Company’s shares on the Toronto Stock Exchange one day prior to the date of vesting (March 19, 2015 was US$3.76 (CAD$4.79)) times the number of DSUs.

(4)

The value of vested DSUs not yet paid out has been converted to US$ based on the exchange rate at December 31, 2015 of CAD$1.00 = US$0.72088, and the closing price of the Company’s shares on the Toronto Stock Exchange at December 31, 2015 of US$2.24 (CAD$3.11) times the number of DSUs.

(5)	All DSUs were fully vested upon granting but are not realizable until termination.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Share Option Plan (the “Option Plan”) which was approved by the shareholders on May 26, 2011.  The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  On April 21, 2015, the Board approved certain amendments to the Option Plan, which are set out in an Amended and Restated Stock Option Plan dated effective March 1, 2015 (the “Amended Plan”).  The Amended Plan contains a number of minor or technical modifications, as well as several amendments to the termination provisions set out in the Option Plan, as described below.

All options granted by the Company prior to the date of the Amended Plan shall continue to be governed by the terms and conditions set forth in the version of the Company’s stock option plan in effect at the time of the grant of such option.  The aggregate number of common shares of the Company issuable pursuant to the Option Plan and Amended Plan may not exceed 12,200,000 shares.

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The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2015:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plan Approved by Shareholders	3,105,355	$4.86	2,817,098

Equity Compensation Plans Not Approved by Shareholders	N/A	N/A	N/A

Total:	3,105,355	$4.86	2,817,098

The Amended Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares and to provide them with a significant incentive to continue and increase their efforts in advancing the Company’s operations.  The material terms of the Amended Plan are summarized as follows:

1.

options may be granted under the Amended Plan to such directors, officers, employees and service providers of the Company or its subsidiaries as the Board may from time to time designate;

2.

the Amended Plan reserves a maximum of 12,200,000 common shares for issuance on exercise of options (which equalled 9.92% of the current issued capital of the Company when the Option Plan was established);

3.

the Company currently has options outstanding to purchase 1,773,527 common shares (1.36% of the Company’s current issued share capital) and as a result of option exercises and cancellations since the Option Plan was established, the total number of shares underlying options that are currently available for future grants is 2,817,098 (2.16% of the Company’s current issued share capital);

4.

the number of options granted to independent Directors in any 12 month period cannot exceed 1% of the Company’s total issued and outstanding securities;

5.

the number of shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless the Company has obtained disinterested shareholder approval;

6.

the number of the Company’s shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Amended Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding securities, respectively;

7.

the minimum exercise price of an option shall not be less than the closing price of the Company’s common shares as traded on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the common shares are not listed on the Toronto Stock Exchange at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the common shares are not listed for trading on any other stock exchange, the fair market value of the common shares as determined by the Board;

8.

the exercise price of an option may not subsequently be reduced;

- 33 -

9.

options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;

10.

options are non-assignable and non-transferable;

11.

unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of the Company or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;

12.

unless otherwise determined by the Board, if an optionee’s employment or service with the Company is terminated by the Company without cause, by the optionee for “Good Reason” (as defined in the Amended Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;

13.

unless otherwise determined by the Board, where an optionee’s employment is terminated by the Company within 12 months after a change of control of the Company, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of the Company of its subsidiaries, then all of his or her outstanding options shall immediately vest;

14.

the Amended Plan contains a provision that allows the Board to amend the Amended Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Amended Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Amended Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Amended Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Amended Plan; to add a cashless exercise feature to the Amended Plan; and to extend the term of any option previously granted under the Amended Plan. However, shareholder approval shall be obtained to any amendment to the Amended Plan that results in an increase in the number of shares issuable pursuant to the Amended Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Amended Plan;

15.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization; and

16.

the Company may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that the Company will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110, the Company’s Annual Information Form dated March 24, 2016 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters.  A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF.  The AIF is available for viewing at www.sedar.com.

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CORPORATE GOVERNANCE

Pursuant to National Instrument 58-101, “Disclosure of Corporate Governance Practices”, the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

A majority of the Board is independent.  The Board considers Michael Iverson, Robert Gilmore, Thomas Kelly and David Farrell to be “independent” according to the definition set out in NI 58-101.  Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company.  Messrs. Ridgway and Szotlender are not independent as they are paid consulting fees by the Company.

Although the Chairman of the Board is not considered independent, the independent Directors believe that their majority on the Board and its committees, their knowledge of the Company’s business, and their independence are sufficient to facilitate the functioning of the Board independently of management.  The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  However, during the course of a directors’ meeting, if they deem it appropriate, the independent directors may meet in camera.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chairman and the Chief Executive Officer.  The mandate of the Board is set out in Schedule “A” to this Information Circular.  The Company also has written position descriptions for the Chairs of the Board Committees.

The quorum for meetings of the Board and its Committees is a majority of the directors or Committee members, as applicable.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Accordingly, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which has been filed on SEDAR at www.sedar.com.  In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and reassurance that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Board has also adopted a Whistle-Blower Policy establishing the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties.  Complaints may be reported to a manager or supervisor, or through the Company’s whistle-blower website:  http://fortuna.ethicspoint.com.  Reports are reviewed by the Company’s Audit Committee.

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Corporate Governance and Nominating Committee

The Company’s Corporate Governance and Nominating Committee (the “CG&N Committee”) consists of Mario Szotlender (Chair), Robert Gilmore, Michael Iverson and David Farrell, the majority of whom are independent directors.  While the CG&N Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the committee independently of management of the Company.  Under the supervision of the Board, this Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices.  The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the directors as a group should possess, and considering the appropriate size of the Board.

Compensation Committee

The Company’s Compensation Committee consists of David Farrell (Chair), Mario Szotlender and Michael Iverson, the majority of whom are independent directors.  Mr. Farrell was appointed Chair of the Compensation Committee in the place of Mr. Szotlender on May 12, 2015.  While the Compensation Committee is not entirely independent, the Company believes that the independent members are sufficient to facilitate the functioning of the Committee independently of management of the Company.  The Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors.  This Committee approves the corporate goals relevant to the CEO’s compensation and evaluates the CEO’s performance in light thereof.  It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as incentive stock options, deferred share unit plans, and share unit plans.

Board and Committee Assessments

The Corporate Governance and Nominating Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors.  Each Committee conducts an annual assessment of the effectiveness of the Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members.  The questionnaires include, as applicable, a Board appraisal, an evaluation of each director’s performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair.  The Committees then report the results of their reviews to the Board.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in early 2016 a Share Ownership Policy in order to set out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders.  Minimum share ownership levels must be achieved within five years.

The CEO is required to own common shares of the Company having a value equal to three times the gross amount of his annual base salary, and each of the CFO and Vice-Presidents must own common shares having a value equal to one times the gross amount of his annual base salary.  Non-executive directors are required to own common shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer.

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The table below sets forth for each executive and director as at the date hereof, the share interests held and the status of their ownership guidelines.

Name	Shares Held	DSU’s Held	Share Ownership Guidelines Met; or Prescribed Deadline

EXECUTIVES
Jorge Ganoza Durant	26,000	0	March 14, 2021
Luis Ganoza Durant	0	0	March 14, 2021
Manuel Ruiz-Conejo	0	0	March 14, 2021
Thomas Vehrs	695,000	0	Met
Jose Pacora	0	0	March 14, 2021

NON-EXECUTIVE DIRECTORS
Simon Ridgway	560	300,278	Met
Mario Szotlender Rajs	196,700	206,734	Met
Michael Iverson	0	173,601	Met
Robert Gilmore	8,000	197,035	Met
Thomas Kelly	0	161,066	Met
David Farrell	15,000	165,205	Met

Gender Diversity

The Board adopted in early 2015 a Diversity Policy which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability.  At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work.  We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions.  Fortuna does not condone engagement in actions that would violate any anti-discrimination, equal employment or other laws and regulations.

The Board is committed to fostering a diverse workplace environment where:

•

individual differences and opinions are heard and respected;

•

employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

•

inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors company performance in meeting the standards outlined in the Diversity Policy.  In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates.  See “Director Tenure and Skills” below.

The Company does not support the adoption of quotas to support its Diversity Policy and therefore does not generally consider the level of representation of women on the Board or in executive officer positions when identifying and nominating director and officer candidates for election or appointment.  For the same reason, the Company has not adopted a target number or percentage of women for representation on the Board or in its executive officer positions.  The Board and management, however, actively consider all qualified female and diverse candidates in the selection criteria for all positions throughout the Company.

The Company does not currently have any directors or executive officers who are women.

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Director Tenure and Skills

There are no term limits for directors and the Company does not have a retirement policy for directors.  The Board of Directors believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy scepticism when assessing management and its recommendations.  The Board has a formal assessment process that evaluates the performance of the Board of Directors and its committees and the skills and contribution of each director.  The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst board members.

Such limits create a risk of excluding experienced and valuable board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders.  The Board believes that other mechanisms of ensuring board renewal, such as the Company’s formal assessment program, are adequate for ensuring that the Corporation maintains a high performing Board of Directors.

See page 9 herein for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company’s directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2015 which has materially affected or would materially affect the Company or its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com.  Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2015, and its annual information form dated March 24, 2016.  Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,

President & Chief Executive Officer

SCHEDULE “A”

BOARD MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company.  The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies.  The Board approves significant decisions that affect the Company before they are implemented.  As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.

Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company’s constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.

Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business.  The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company.  The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

c.

Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk.  The principal risks to the Company have been identified as risks relating to the environment, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky.  Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed.  The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.

Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise.  Management is assigned the responsibility of training and advising new persons of the Company's policies and practices.  The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.

Disclosure  Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company's relationship with its shareholders.

A-2

f.

Internal Control and Management Information Systems

The effectiveness and integrity of the Company's internal control and management information systems contribute to the effectiveness of the Board and the Company.  The Board, through its audit committee, oversees and monitors internal control and management information systems.

g.

Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices.  The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.

Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.

Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board's duties, and for ensuring that the committees have the requisite independence, competency and skill.  The Board approves and annually reviews the charters of the committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member.  Directors are responsible for reviewing meeting materials in advance of the meeting.